ArcelorMittal

Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2017

F-1

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of financial position

(in millions of U.S. dollars)

(unaudited)

	June 30, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	2,048	2,501
Restricted cash	224	114
Trade accounts receivable and other (including 471 and 322 from related parties at June 30, 2017 and December 31, 2016, respectively)	4,263	2,974
Inventories (note 4)	17,458	14,734
Prepaid expenses and other current assets	2,286	1,665
Assets held for sale	127	259
Total current assets	26,406	22,247

Non-current assets:
Goodwill and intangible assets	5,769	5,651
Property, plant and equipment and biological assets (note 6)	35,765	34,831
Investments in associates and joint ventures (note 2)	4,679	4,297
Other investments	1,168	926
Deferred tax assets	6,470	5,837
Other assets	1,203	1,353
Total non-current assets	55,054	52,895
Total assets	81,460	75,142

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 9)	3,936	1,885
Trade accounts payable and other (including 159 and 179 to related parties at June 30, 2017 and December 31, 2016, respectively)	12,555	11,633
Short-term provisions (note 11)	404	426
Accrued expenses and other liabilities	4,198	3,943
Income tax liabilities	328	133
Liabilities held for sale	39	95
Total current liabilities	21,460	18,115

Non-current liabilities:
Long-term debt, net of current portion (note 9)	10,220	11,789
Deferred tax liabilities	2,690	2,529
Deferred employee benefits	8,636	8,297
Long-term provisions (note 11)	1,515	1,521
Other long-term obligations	687	566
Total non-current liabilities	23,748	24,702
Total liabilities	45,208	42,817

Commitments and contingencies (note 13 and note 14)

Equity (note 7):
Equity attributable to the equity holders of the parent	34,027	30,135
Non-controlling interests	2,225	2,190
Total equity	36,252	32,325
Total liabilities and equity	81,460	75,142
The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of operations

(in millions of U.S. dollars, except share and per share data)

(unaudited)

		Six months ended June 30,
		2017	2016
	Sales (including 3,588 and 2,959 of sales to related parties for the six months ended, June 30, 2017 and June 30, 2016, respectively)	33,330	28,142
	Cost of sales (including depreciation and impairment of 1,377 and 1,381 and purchases from related parties of 491 and 629 for the six months ended June 30, 2017 and June 30, 2016, respectively)	29,219	24,912
	Gross margin	4,111	3,230
	Selling, general and administrative expenses	1,145	1,083
	Operating income	2,966	2,148
	Income from investments in associates, joint ventures and other investments	206	492
	Financing costs - net (note 9 and note 10)	(353)	(1,079)
	Income before taxes	2,819	1,561
	Income tax expense (note 8)	480	853
	Net income (including non-controlling interests)	2,339	708

	Net income attributable to:
	Equity holders of the parent	2,324	696
	Non-controlling interests	15	12
	Net income (including non-controlling interests)	2,339	708

	Earnings per common share (in U.S. dollars)[1]:
	Basic	2.28	0.88
	Diluted	2.27	0.88

	Weighted average common shares outstanding (in millions):
	Basic	1,020	792
	Diluted	1,023	793

1

Following the completion of the Company's share consolidation of each three existing shares into one share without nominal value on May 22, 2017, the earnings per common share for prior period has been recast in accordance with IFRS. Please refer to note 7 for more information.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of other comprehensive income

(in millions of U.S. dollars)

(unaudited)

	Six months ended June 30,
	2017		2016
Net income (including non-controlling interests)		2,339		708

Items that can be recycled to the condensed consolidated statements of operations
Available-for-sale investments:
Gain arising during the period	216		191

Derivative financial instruments:
Loss arising during the period	(322)		(129)
Reclassification adjustments for gain included in the condensed consolidated statements of operations	(56)		(8)
	(378)		(137)
Exchange differences arising on translation of foreign operations:
Gain arising during the period	1,426		749
Reclassification adjustments for gain included in the condensed consolidated statements of operations	(21)		-
	1,405		749

Share of other comprehensive income related to associates and joint ventures:
Gain arising during the period	204		58
Reclassification adjustments for (gain) loss included in the condensed consolidated statements of operations	(23)		80
	181		138

Income tax benefit (expense) related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	162		(9)

Items that cannot be recycled to the condensed consolidated statements of operations
Employee benefits
Recognized actuarial losses	-		(335)

Total other comprehensive income	1,586		597

Total other comprehensive income attributable to:
Equity holders of the parent	1,546		553
Non-controlling interests	40		44

		1,586		597
Total comprehensive income		3,925		1,305
Total comprehensive income attributable to:
Equity holders of the parent		3,870		1,249
Non-controlling interests		55		56
Total comprehensive income		3,925		1,305

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of changes in equity

(in millions of U.S. dollars, except share and per share data)

(unaudited)

										Reserves
								Items that can be recycled to the condensed consolidated statements of operations			Items that cannot be recycled to the condensed consolidated statements of operations

			Share capital	Treasury shares	Mandatorily convertible notes	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on available-for-sale securities	Recognized actuarial losses	Equity attributable to the equity holders of the parent		Non-controlling interests		Total Equity

		Shares [1,2,3]
	Balance at December 31, 2015	553	10,011	(377)	1,800	20,294	13,902	(15,793)	114	51	(4,730)	25,272		2,298		27,570
	Net income (including non-controlling interests)	-	-	-	-	-	696	-	-	-	-	696		12		708
	Other comprehensive income (loss)	-	-	-	-	-	-	827	(135)	196	(335)	553		44		597
	Total comprehensive income (loss)	-	-	-	-	-	696	827	(135)	196	(335)	1,249		56		1,305
	Equity offering	421	144	-	-	2,971	-	-	-	-	-	3,115		-		3,115
	Reduction of the share capital accounting par value	-	(10,376)	-	-	10,376	-	-	-	-	-	-		-		-
	Conversion of mandatorily convertible notes	46	622	-	(1,800)	1,178	-	-	-	-	-	-		-		-
	Recognition of share-based payments	-	-	3	-	10	-	-	-	-	-	13		-		13
	Dividend	-	-	-	-	-	-	-	-	-	-	-		(47)		(47)
	Equity offering in ArcelorMittal South Africa	-	-	-	-	-	437	(301)	-	-	-	136		(80)		56
	Other movements	-	-	-	-	-	(57)	-	-	-	28	(29)		22		(7)
	Balance at June 30, 2016	1,020	401	(374)	-	34,829	14,978	(15,267)	(21)	247	(5,037)	29,756		2,249		32,005

	Balance at December 31, 2016	1,020	401	(371)	-	34,826	16,049	(16,544)	142	322	(4,690)	30,135		2,190		32,325
	Net income (including non-controlling interests)	-	-	-	-	-	2,324	-	-	-	-	2,324		15		2,339
	Other comprehensive income (loss)	-	-	-	-	-	-	1,610	(283)	219	-	1,546		40		1,586
	Total comprehensive income (loss)	-	-	-	-	-	2,324	1,610	(283)	219	-	3,870	-	55	-	3,925
	Recognition of share-based payments	-	-	3	-	15	-	-	-	-	-	18		-		18
	Dividend	-	-	-	-	-	-	-	-	-	-	-		(49)		(49)
	Non-controlling interests arising on acquisition of Sumaré (note 3)	-	-	-	-	-	-	-	-	-	-	-		29		29
	Other movements		-	-	-	-	4	-	-	-	-	4		-		4
	Balance at June 30, 2017	1,020	401	(368)	-	34,841	18,377	(14,934)	(141)	541	(4,690)	34,027		2,225		36,252

1	Excludes treasury shares
2	In millions of shares
3

On May 22, 2017, ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result of this reverse stock split, the number of outstanding shares decreased from 3,058 to 1,020 and all prior periods have been recast in accordance with IFRS. Please refer to note 7 for further information.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of cash flows

(in millions of U.S. dollars)

(unaudited)

	Six months ended June 30,
	2017	2016
Operating activities:
Net income (including non-controlling interests)	2,339	708

Adjustments to reconcile net income to net cash provided by operations and payments:
Depreciation and impairment	1,377	1,381
Interest expense	455	668
Interest income	(25)	(30)
Income tax expense	480	853
Income from associates, joint ventures and other investments	(206)	(492)
Provisions for labor agreements and separation plans	254	174
Remeasurement gain relating to US deferred employee benefits	-	(832)
Change in fair value adjustment on call options on Mandatory Convertible Bonds	(308)	(80)
Foreign exchange effects, write-downs (reversals) of inventories to net realizable value, provisions and other non-cash operating expenses (net)	135	(48)

Changes in assets and liabilities that provided (required) cash:
Interest paid	(504)	(835)
Interest received	31	32
Cash contributions to plan assets and benefits paid for pensions and OPEB	(173)	(201)
VAT and other amounts from public authorities	(25)	160
Dividends received from associates, joint ventures and other investments	146	136
Taxes paid	(110)	(138)
Working capital, provision movements and other liabilities (note 4)	(2,951)	(1,277)
Net cash provided by operating activities	915	179

Investing activities:
Purchase of property, plant and equipment and intangibles	(1,146)	(1,107)
Disposal (acquisition) of net assets of subsidiaries, net of cash acquired of 292 and nil for the six months ended June 30, 2017 and June 30, 2016, respectively (note 3)	(19)	94
Disposals of associates and joint ventures	-	1,017
Other investing activities (net) (note 10)	(171)	(38)
Net cash used in investing activities	(1,336)	(34)
Financing activities:
Proceeds from short-term and long-term debt	1,126	360
Payments of short-term and long-term debt	(1,109)	(5,200)
Equity offering	-	3,115
Dividends paid	(40)	(47)
Other financing activities (net)	(55)	55
Net cash used in financing activities	(78)	(1,717)

Net decrease in cash and cash equivalents	(499)	(1,572)
Effect of exchange rate changes on cash	33	(141)
Cash and cash equivalents:
At the beginning of the period	2,501	4,002
Reclassification of the period-end cash and cash equivalents from (to) assets held for sale	13	-
At the end of the period	2,048	2,289

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to the condensed consolidated financial statements for the six months ended June 30, 2017

(in millions of U.S. dollars)

(unaudited)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Preparation of the condensed consolidated financial statements

The condensed consolidated financial statements of ArcelorMittal and Subsidiaries (“ArcelorMittal” or the “Company”) as of June 30, 2017 and for the six months then ended (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting”. They should be read in conjunction with the annual consolidated financial statements and the notes thereto in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited and were authorized for issuance on July 31, 2017 by the Company’s Board of Directors.

Accounting policies

The Interim Financial Statements have been prepared on a historical cost basis, except for available-for-sale financial assets, derivative financial instruments and certain assets and liabilities held for sale, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost and the financial statements of the Company’s Venezuelan operations, for which hyperinflationary accounting is applied. Unless specifically described herein, the accounting policies used to prepare the Interim Financial Statements are the policies described in the consolidated financial statements for the year ended December 31, 2016.

Adoption of new IFRS standards and interpretations applicable from January 1, 2017

On January 1, 2017, the Company adopted the following amendments and interpretation which did not have a material impact on its consolidated financial statements:

Amendments to IAS 12 “Income Taxes” issued on January 19, 2016 which clarify how to account for deferred tax assets related to debt instruments measured at fair value and how to recognize deferred tax assets for unrealized losses.

Amendments to IAS 7 “Statement of Cash Flows” issued on January 29, 2016 which clarify that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows.

Annual Improvements 2014 – 2016 published on December 8, 2016 which amended IFRS 12 “Disclosure of Interests in Other Entities” and clarifies the scope of the standard by specifying that the disclosure requirements in the standard apply to an entity’s interests that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

The preparation of condensed consolidated financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

On January 27, 2017, China Oriental Group Company Limited (“China Oriental”), a Chinese integrated iron and steel producer listed on the Hong Kong Stock Exchange (“HKEx”) in which ArcelorMittal held a 47% interest, announced the completion of a share placement in order to restore the minimum 25% free float HKEx listing requirement. The trading of China Oriental’s shares, which had been suspended since April 29, 2014, resumed on February 1, 2017. Following the share placement, ArcelorMittal’s interest in China Oriental decreased to 39%. As a result, ArcelorMittal recorded a loss of 67 upon dilution offset by a gain of 23 following the recycling of accumulated foreign exchange translation gains in income from investments in associates, joint ventures and other investments.

NOTE 3 – ACQUISITIONS

On June 28, 2017, AM Investco Italy S.r.l., a consortium formed by ArcelorMittal and Marcegaglia with respective interests of 85% and 15%, signed a lease agreement with the Italian Government with an obligation to purchase Ilva S.p.A. and certain of its subsidiaries (“Ilva”). Intesa Sanpaolo will formally join the consortium before the transaction closing. Ilva is Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. Ilva also has significant steel finishing capacity in Taranto, Novi Ligure and Genova. The purchase price amounts to €1.8 billion subject to certain adjustments, with annual leasing costs of €180 million to be paid in quarterly installments. Ilva’s business units will be initially leased with rental payments qualifying as down payments against the purchase price and will be part of the Europe segment. The lease period is for a minimum of two years. The closing of the transaction is subject to certain conditions precedent, including receipt of anti-trust approvals. The agreement includes industrial capital expenditure commitments of approximately €1.3 billion over a seven-year period focused on blast furnaces, steel shops and finishing lines, environmental capital expenditure commitments of approximately €0.8 billion and environmental remediation commitments of approximately €0.3 billion, the latter of which will be funded with funds seized by the Italian Government from the former shareholder.

On June 21, 2017, as a result of the extension of the partnership between ArcelorMittal and Bekaert Group (“Bekaert”) in the steel cord business in Brazil, the Company completed the acquisition from Bekaert of a 55.5% controlling interest in Bekaert Sumaré Ltda. subsequently renamed ArcelorMittal Bekaert Sumaré Ltda. (“Sumaré”), a manufacturer of metal ropes for automotive tires located in the municipality of Sumaré/SP, Brazil. The Company agreed to pay a total cash consideration of €56 million (49 net of cash acquired of 14) of which €52 million (58) settled on closing date and €4 million (5) to be paid subsequently upon conclusion of certain business restructuring measures by Bekaert. Sumaré is part of the Brazil reportable segment. The Company will complete the recognition and measurement of the acquired identifiable assets and liabilities during the second half of 2017.

On February 23, 2017, ArcelorMittal and Votorantim S.A. announced the signing of an agreement, pursuant to which Votorantim’s long steel businesses in Brazil, Votorantim Siderurgia, will become a subsidiary of ArcelorMittal Brasil and Votorantim will hold a non-controlling interest in ArcelorMittal Brasil. The combined operations include ArcelorMittal Brasil’s production sites at Monlevade, Cariacica, Juiz de Fora, Piracicaba and Itaúna, and Votorantim Siderurgia’s production sites at Barra Mansa, Resende and its participation in Sitrel, in Três Lagoas. The transaction is subject to regulatory approvals in Brazil, including the approval of the Brazilian anti-trust authority CADE. Until closing, ArcelorMittal Brasil and Votorantim Siderurgia will remain fully separate and independent companies.

On January 18, 2017 and May 18, 2017, the Company acquired from Parfinada B.V. and from Crédit Agricole Assurances the reinsurance companies Artzare S.A. and Crédit Agricole Reinsurance S.A. for consideration of €43 million (45; cash inflow was 5, net of cash acquired of 50) and €186 million (208; cash inflow was 20, net of cash acquired of 228), respectively. Both reinsurance companies are incorporated in Luxembourg and will operate through a series of reinsurance agreements with the Company’s subsidiaries. The Company concluded that both acquisitions were not business combinations as the transactions did not include the acquisition of any strategic management processes, operational and resource management processes.

NOTE 4 – INVENTORIES

Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of June 30, 2017 and December 31, 2016, is comprised of the following:

	June 30, 2017	December 31, 2016
Finished products	6,059	4,861
Production in process	4,028	3,264
Raw materials	5,749	5,141
Manufacturing supplies, spare parts and other	1,622	1,468
Total	17,458	14,734

The amount of write-downs of inventories to net realizable value and slow moving items recognized as an expense was 196 both during the six months ended June 30, 2017 and 2016.

During 2016, the Company modified the consolidated statements of cash flows to present the change in inventories at their net realizable value within “working capital, provision movements and other liabilities”. Accordingly, amounts for the six months ended June 30, 2016 were reclassified for (686) from “Foreign exchange effects, write-downs (reversals) of inventories to net realizable value, provisions and other non-cash operating expenses (net)” to “working capital, provision movements and other liabilities”.

NOTE 5 – DIVESTMENTS

On February 10, 2017, ArcelorMittal completed the sale of certain ArcelorMittal Downstream Solutions entities in the Europe segment.

On March 13, 2017, ArcelorMittal and the management of ArcelorMittal Tailored Blanks Americas (“AMTBA”), comprising the Company’s tailored blanks operations in Canada, Mexico and the United States, entered into a joint venture agreement following which the Company recognized an investment of 65 in AMTBA accounted for under the equity method. AMTBA was part of the NAFTA reportable segment and was classified as held for sale at December 31, 2016.

The table below summarizes the significant divestments made in 2017:

	AMTBA	Downstream Solutions Europe
Cash and cash equivalents	13	-
Other current assets	46	38
Property, plant and equipment	55	2
Other assets	10	17
Total assets	124	57
Current liabilities	52	18
Other long-term liabilities	7	12
Total liabilities	59	30
Total net assets disposed of	65	27
Consideration	65	6
Reclassification of foreign exchange differences	-	21
Gain (loss) on disposal	-	-	1

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

During the six months ended June 30, 2017, the Company recognized an impairment charge for property, plant and equipment amounting to 46 relating to the Long Carbon cash-generating unit of ArcelorMittal South Africa in the ACIS reportable segment as a result of a downward revision of cash flow projections. The pre-tax discount rate was 17.12% (2016 pre-tax discount rate was 16.63%) and the remaining carrying value of property, plant and equipment was 325 as of June 30, 2017.

NOTE 7 – EQUITY AND NON-CONTROLLING INTERESTS

Authorized shares

At the extraordinary general meeting held on May 10, 2017, the shareholders approved a reverse stock split and an increase of the authorized share capital to €345 million. Following this approval, on May 22, 2017 ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result, the authorized share capital increased with a decrease in representative shares from €337 million represented by 3,372,281,956 ordinary shares without nominal value as of December 31, 2016 to €345 million represented by 1,151,576,921 ordinary shares without nominal value.

Share capital

As a result of the above mentioned reverse stock split, on May 22, 2017, the aggregate number of shares issued and fully paid up decreased from 3,065,710,869 to 1,021,903,623. There was no change in the share capital of ArcelorMittal which continues to amount to €306 million (401).

Treasury shares

ArcelorMittal held, indirectly and directly, 2.3 million and 2.4 million treasury shares (corresponding to 7.2 million shares prior to the reverse stock split) as of June 30, 2017 and December 31, 2016, respectively.

NOTE 8 – INCOME TAX

The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits.

The income tax expense was 480 and 853 for the six months ended June 30, 2017 and 2016, respectively. The tax expense of 480 million for the six months ended June 30, 2017 was driven by the improved results worldwide. The tax expense for the six months ended June 30, 2016 included a de-recognition charge of 712 relating to previously recognized deferred tax assets with respect to the Luxembourg tax integration as the revised taxable income projections no longer included the effect of the anticipated elimination of the USD exposure of such euro denominated deferred tax assets.

NOTE 9 – SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

		June 30, 2017	December 31, 2016
	Short-term bank loans and other credit facilities including commercial paper*	1,644	1,123
	Current portion of long-term debt	2,224	697
	Lease obligations	68	65
	Total	3,936	1,885

*	The weighted average interest rate on short-term borrowings outstanding was 3.9% and 2.7% as of June 30, 2017 and December 31, 2016 respectively.

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.

During the six months ended June 30, 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were extended in 2015, 2016 and 2017. As of June 30, 2017, the facilities totaling approximately 0.7 billion remain fully available.

The Company has a commercial paper program enabling borrowings of up to €1 billion. As of June 30, 2017, the outstanding amount was 682.

The Company’s long-term debt consisted of the following:

		Year of maturity	Type of interest	Interest rate[1]	June 30, 2017	December 31, 2016
	Corporate
	5.5 billion Revolving Credit Facility - 2.3 billion tranche	2019	Floating		-	-
	5.5 billion Revolving Credit Facility - 3.2 billion tranche	2021	Floating		-	-
	€1.0 billion Unsecured Bonds[2]	2017	Fixed	5.88%	616	568
	€500 million Unsecured Notes[2]	2018	Fixed	5.75%	380	351
	€400 million Unsecured Notes	2018	Floating	1.70%	456	421
	1.5 billion Unsecured Notes[2,5]	2018	Fixed	6.13%	646	648
	€750 million Unsecured Notes	2019	Fixed	3.00%	853	788
	1.5 billion Unsecured Notes[3,5,7]	2019	Fixed	10.60%	-	842
	500 Unsecured Notes[4,5]	2020	Fixed	5.13%	323	323
	CHF 225 million Unsecured Notes	2020	Fixed	2.50%	234	220
	€600 million Unsecured Notes	2020	Fixed	2.88%	680	627
	1.0 billion Unsecured Bonds[4,5]	2020	Fixed	5.75%	621	620
	1.5 billion Unsecured Notes[4,5]	2021	Fixed	6.00%	752	752
	€500 million Unsecured Notes	2021	Fixed	3.00%	567	523
	€750 million Unsecured Notes	2022	Fixed	3.13%	852	786
	1.1 billion Unsecured Notes	2022	Fixed	6.75%	1,093	1,092
	500 Unsecured Notes	2025	Fixed	6.13%	497	497
	1.5 billion Unsecured Bonds	2039	Fixed	7.50%	1,466	1,466
	1.0 billion Unsecured Notes	2041	Fixed	7.25%	984	984
	Other loans	2020 - 2021	Fixed	1.25% - 3.46%	55	29
	EIB loan	2025	Fixed	1.46%	399	-
	ICO loan	2017	Floating	2.18%		7
	Other loans	2017 - 2035	Floating	0.01% - 3.60%	309	250
	Total Corporate				11,783	11,794

	Americas
	Other loans	2017 - 2025	Fixed/Floating	1.72% - 11.15%	142	198
	Total Americas				142	198

	Europe, Asia & Africa
	Other loans	2018 - 2027	Fixed/Floating	0.00% - 4.82%	81	30
	Total Europe, Asia & Africa				81	30

	Total				12,006	12,022
	Less current portion of long-term debt				(2,224)	(697)

	Total long-term debt (excluding lease obligations)				9,782	11,325
	Lease obligations [6]				438	464
	Total long-term debt, net of current portion				10,220	11,789

1

Rates applicable to balances outstanding at June 30, 2017, including the effect of step-ups following downgrades/upgrades. For debt that has been redeemed in its entirety during 2017, the interest rate refers to the rates at the repayment date. On February 24, 2017, Moody’s upgraded ArcelorMittal’s credit rating and placed ArcelorMittal on stable outlook. On April 13, 2017, Fitch affirmed its credit rating of ArcelorMittal, and upgraded its outlook to stable. On May 24, 2017, Standard & Poor’s upgraded ArcelorMittal’s credit rating and placed it on stable outlook. On July 28, 2017, Fitch upgraded its outlook from stable to positive.

2	Bonds or Notes partially repurchased on April 19, 2016, pursuant to cash tender offers.
3	Notes partially repurchased in May 2016, pursuant to cash tender offer.
4	Bonds or Notes partially repurchased on June 29, 2016, pursuant to cash tender offers.
5	Bonds or Notes partially repurchased on September 23, 2016, pursuant to cash tender offers.
6	Net of current portion of 68 and 65 as of June 30, 2017 and December 31, 2016, respectively.
7	Early redeemed on April 3, 2017.

Corporate

5.5 billion revolving credit facility

On December 21, 2016, ArcelorMittal signed an agreement for a 5.5 billion revolving facility (“The Facility”). This Facility amends and restates the 6 billion revolving facility dated April 30, 2015. The amended agreement incorporates a first tranche of 2.3 billion maturing on December 21, 2019, and a second tranche of 3.2 billion maturing on December 21, 2021, restoring the Facility to the original tenors of 3 years and 5 years. The Facility may be used for general corporate purposes. As of June 30, 2017, the 5.5 billion revolving credit facility remains fully available.

Notes

On April 3, 2017, ArcelorMittal redeemed all of its outstanding 1.5 billion 9.85% Notes due June 1, 2019 for a total aggregate purchase price of 1,040, including accrued interest and premiums on early repayment, which was financed with existing cash and liquidity. As a result of the redemptions mentioned above, net financing costs for the six months ended June 30, 2017, included 159 of premiums and other fees.

European Investment Bank (“EIB”) loan

On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly France, Belgium and Spain, but also in Czech Republic, Poland, Luxembourg and Romania. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of June 30, 2017, €350 million (399) was fully drawn down.

Americas

1 billion senior secured asset-based revolving credit facility

On May 23, 2016, ArcelorMittal USA LLC signed a 1 billion senior secured asset-based revolving credit facility maturing on May 23, 2021. Any borrowing under the facility is secured by inventory and certain other working capital and related assets of ArcelorMittal USA and certain of its subsidiaries in the United States. The facility will be used for general corporate purposes. The facility is not guaranteed by the ArcelorMittal parent company. As of June 30, 2017, 500 was drawn down.

South Africa

South African rand revolving borrowing base finance facility

On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. Any borrowings under the facility is secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility will be used for general corporate purposes. The facility is not guaranteed by the ArcelorMittal parent company. As of June 30, 2017, 3.4 billion South African rand (258) was drawn down.

Other

Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.

The other loans relate to various debt with banks and public institutions.

NOTE 10 – FINANCIAL INSTRUMENTS

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following tables summarize assets and liabilities based on their categories at June 30, 2017.

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	2,048	-	2,048	-	-	-	-
Restricted cash *	224	-	224	-	-	-	-
Trade accounts receivable and other	4,263	-	4,263	-	-	-	-
Inventories	17,458	17,458	-	-	-	-	-
Prepaid expenses and other current assets	2,286	1,290	444	-	-	-	552
Assets held for sale	127	127	-	-	-	-	-
Total current assets	26,406	18,875	6,979	-	-	-	552

Non-current assets:
Goodwill and intangible assets	5,769	5,769	-	-	-	-	-
Property, plant and equipment and biological assets	35,765	35,721	-	-	44	-	-
Investments in associates and joint ventures	4,679	4,679	-	-	-	-	-
Other investments	1,168	-	-	-	-	1,168	-
Deferred tax assets	6,470	6,470	-	-	-	-	-
Other assets	1,203	371	828	-	-	-	4
Total non-current assets	55,054	53,010	828	-	44	1,168	4
Total assets	81,460	71,885	7,807	-	44	1,168	556

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	3,936	-	-	3,936	-	-	-
Trade accounts payable and other	12,555	-	-	12,555	-	-	-
Short-term provisions	404	394	-	10	-	-	-
Accrued expenses and other liabilities	4,198	1,074	-	2,650	-	-	474
Income tax liabilities	328	328	-	-	-	-	-
Liabilities held for sale	39	39	-	-	-	-	-
Total current liabilities	21,460	1,835	-	19,151	-	-	474

Non-current liabilities:
Long-term debt, net of current portion	10,220	-	-	10,220	-	-	-
Deferred tax liabilities	2,690	2,690	-	-	-	-	-
Deferred employee benefits	8,636	8,636	-	-	-	-	-
Long-term provisions	1,515	1,514	-	1	-	-	-
Other long-term obligations	687	214	-	329	-	-	144
Total non-current liabilities	23,748	13,054	-	10,550	-	-	144

Equity:
Equity attributable to the equity holders of the parent	34,027	34,027	-	-	-	-	-
Non-controlling interests	2,225	2,225	-	-	-	-	-
Total equity	36,252	36,252	-	-	-	-	-
Total liabilities and equity	81,460	51,141	-	29,701	-	-	618

* Restricted cash of 224 and 114 includes a cash deposit of 110 and nil in connection with various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and 75 and 75 in connection with the mandatory convertible bonds as of June 30, 2017 and December 31, 2016, respectively. The increase during the six months ended June 30, 2017 was recognized in “Other investing activities (net)” in the condensed consolidated statements of cash flows.

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

	As of June 30, 2017
		Level 1	Level 2	Level 3	Total
	Assets at fair value:
	Available-for-sale financial assets	1,142	-	-	1,142 *
	Derivative financial current assets	-	69	483	552
	Derivative financial non-current assets	-	4	-	4
	Total assets at fair value	1,142	73	483	1,698
	Liabilities at fair value:
	Derivative financial current liabilities	-	474	-	474
	Derivative financial non-current liabilities	-	100	44	144
	Total liabilities at fair value	-	574	44	618
*	The balance does not include equity investments of 26 carried at cost.

	As of December 31, 2016
		Level 1	Level 2	Level 3	Total
	Assets at fair value:
	Available-for-sale financial assets	894	-	-	894 *
	Derivative financial current assets	-	243	-	243
	Derivative financial non-current assets	-	14	175	189
	Total assets at fair value	894	257	175	1,326
	Liabilities at fair value:
	Derivative financial current liabilities	-	226	-	226
	Derivative financial non-current liabilities	-	37	33	70
	Total liabilities at fair value	-	263	33	296
*	The balance does not include equity investments of 32 carried at cost.

Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The increase in the available-for-sale financial assets is primarily related to the share price evolution of Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”).

Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy, and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

Derivative financial assets classified as Level 3 refer to the call option on the 1,000 mandatory convertible bonds. As at June 30, 2016, the Hunan Valin securities were classified as Level 3 derivative financial assets, which were subsequently disposed. The fair valuation of Level 3 derivative instruments is established at each reporting date including an analysis of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.

ArcelorMittal estimates the fair value of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period.

Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.

Derivative financial non-current liabilities classified as Level 3 relate to an iron ore supply agreement that contains a special payment that varies according to the price of steel in the United States domestic market (“domestic steel price”). The Company concluded that this payment feature was an embedded derivative not closely related to the host contract. ArcelorMittal establishes the fair valuation of the special payment by comparing the current forecasted domestic steel price to the projected domestic steel price at the inception of the contract. Observable input data includes third-party forecasted domestic steel prices. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available or not consistent with the Company’s views on future prices and refer specifically to domestic steel prices beyond the timeframe of available third-party forecasts.

The following table summarizes the reconciliation of the fair value of the call option on the 1,000 mandatory convertible bonds as of June 30, 2017 and June 30, 2016 and the fair value of the special payment as of June 30, 2017:

		Call option on 1,000 mandatory convertible bonds	Special payment in an iron ore supply agreement	Hunan Valin
	Balance as of December 31, 2015	4	-	-
	Reclassification from Level 1	-	-	181
	Change in fair value	80	-	(21)
	Balance as of June 30, 2016	84	-	160
	Disposal	-	-	(160)
	Change in fair value	91	(33)	-
	Balance as of December 31, 2016	175	(33)	-
	Change in fair value [1]	308	(11)	-
	Balance as of June 30, 2017	483	(44)	-
1	The mark-to-market is recorded in "Financing costs - net".

Portfolio of derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees of the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly the International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.

The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2017 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase of contracts	534	9	3,846	(226)
Forward sale of contracts	583	11	376	(6)
Currency swaps purchases	103	1	127	(20)
Currency swaps sales	-	-	1,000	(94)
Exchange option purchases	149	1	785	(4)
Exchange options sales	285	3	560	(4)
Total foreign exchange rate instruments		25		(354)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	178	10	250	(19)
Term contracts purchases	398	37	881	(200)
Options sales/purchases	-	1	50	(1)
Total raw materials (base metal), freight, energy, emission rights		48		(220)
Total		73		(574)

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2016 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase of contracts	3,784	153	658	(21)
Forward sale of contracts	685	10	657	(26)
Currency swaps purchases	138	6	44	(33)
Currency swaps sales	500	4	500	(24)
Exchange option purchases	169	1	37	-
Exchange options sales	109	1	-	-
Total foreign exchange rate instruments		175		(104)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	329	18	312	(36)
Term contracts purchases	416	64	841	(123)
Option sales/purchases	6	-	6	-
Total raw materials (base metal), freight, energy, emission rights		82		(159)
Total		257		(263)

NOTE 11 – PROVISIONS

Provisions as of June 30, 2017 and December 31, 2016 are comprised of the following:

	June 30, 2017	December 31, 2016
Environmental	775	745
Asset retirement obligations	380	358
Site restoration	44	43
Staff related obligations	171	168
Voluntary separation plans	55	79
Litigation and other (see note 14)	344	413
Tax claims	164	211
Other legal claims	180	202
Commercial agreements and onerous contracts	17	26
Other	133	115
Total	1,919	1,947
Short-term provisions	404	426
Long-term provisions	1,515	1,521
Total	1,919	1,947

NOTE 12 – SEGMENT AND GEOGRAPHIC INFORMATION

Reportable segments

ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.

•         NAFTA represents the flat, long and tubular facilities of the Company located in North America (Canada, United States and Mexico). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing, automotive, pipes and tubes, construction, packaging and appliances. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products;

•         Brazil includes the flat operations of Brazil and the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing;

•         Europe is the largest flat steel producer in the European region, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. Europe also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Downstream Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Downstream Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements;

•         ACIS produces a combination of flat, long and tubular products. Its facilities are located in Africa and the Commonwealth of Independent States; and

•         Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Liberia). It supplies the Company and third party customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

		NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
	Six months ended June 30, 2017
	Sales to external customers	9,040	3,045	17,192	3,472	548	33	-	33,330
	Intersegment sales**	25	399	210	169	1,497	173	(2,473)	-
	Operating income (loss)	774	303	1,288	167	594	(134)	(26)	2,966
	Depreciation and amortization	256	144	563	152	205	11	-	1,331
	Impairment	-	-	-	46	-	-	-	46
	Capital expenditures	187	112	500	148	184	17	(2)	1,146
	Six months ended June 30, 2016
	Sales to external customers	7,740	2,564	14,837	2,653	326	22	-	28,142
	Intersegment sales**	2	179	124	120	1,083	114	(1,622)	-
	Operating income (loss)	1,414	238	469	147	60	(155)	(25)	2,148
	Depreciation and amortization	270	120	570	156	201	15	-	1,332
	Impairment	-	-	49	-	-	-	-	49
	Capital expenditures	209	112	467	164	142	13	-	1,107

*	Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2017	2016
Operating income	2,966	2,148
Income from investments in associates, joint ventures and other investments	206	492
Financing costs - net	(353)	(1,079)
Income before taxes	2,819	1,561
Income tax expense	(480)	(853)
Net income (including non-controlling interests)	2,339	708

Geographical segmentation

Sales (by destination)

	2017	2016
Americas
United States	7,277	6,039
Brazil	1,889	1,599
Canada	1,520	1,421
Mexico	1,089	862
Argentina	559	420
Others	465	412
Total Americas	12,799	10,753

Europe
Germany	2,828	2,447
France	2,076	1,961
Spain	1,798	1,580
Poland	1,758	1,572
Italy	1,371	1,019
Turkey	825	896
Czech Republic	720	526
United Kingdom	670	594
Russia	637	278
Netherlands	569	505
Belgium	521	456
Romania	300	279
Others	2,353	1,968
Total Europe	16,426	14,081

Asia & Africa
South Africa	1,256	988
Morocco	278	261
Egypt	85	245
Rest of Africa	493	303
China	329	263
Kazakhstan	182	177
South Korea	157	99
India	95	40
Rest of Asia	1,230	932
Total Asia & Africa	4,105	3,308

Total	33,330	28,142

The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

Product segmentation

Sales (by products)

	Six months ended June 30,
	2017	2016
Flat products	21,360	16,744
Long products	6,274	6,120
Tubular products	873	742
Mining products	548	326
Others	4,275	4,210
Total	33,330	28,142

NOTE 13 – COMMITMENTS

The Company’s commitments consist of the following:

	June 30, 2017	December 31, 2016
Purchase commitments	24,121	24,432
Guarantees, pledges and other collateral	5,201	4,424
Non-cancellable operating leases	1,296	1,312
Capital expenditure commitments	413	466
Other commitments	1,184	1,432
Total	32,215	32,066

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position.

Purchase commitments include commitments given to associates for 507 and 480 as of June 30, 2017 and December 31, 2016, respectively. Purchase commitments include commitments given to joint ventures for 1,505 and 1,386 as of June 30, 2017 and December 31, 2016, respectively. Commitments given to joint ventures include 1,430 and 1,314 related to purchase of the output from Tameh as of June 30, 2017 and December 31, 2016, respectively. Additionally, the Company has committed to purchase 50% of the output from its joint venture Kalagadi once production commences; however, the Company’s investment in Kalagadi is classified as held for sale pending completion of the closing conditions.

Guarantees, pledges and other collateral

Guarantees related to financial debt and credit lines given on behalf of third parties were 159 and 131 as of June 30, 2017 and December 31, 2016, respectively. Additionally, 10 and 11 were related to guarantees given on behalf of associates and guarantees of 1,022 and 1,028 were given on behalf of joint ventures as of June 30, 2017 and December 31, 2016, respectively. Guarantees given on behalf of joint ventures include 435 and 463 for the guarantee issued on behalf of Calvert and 402 and 403 for the guarantees issued on behalf of Al Jubail as of June 30, 2017 and December 31, 2016, respectively.

Pledges and other collateral mainly relate inventories pledged to secure an asset-based revolving credit facility for the amount drawn of 500, inventories and receivables pledged to secure the South African rand revolving borrowing base finance facility for the amount drawn of 258, ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 200 and mortgages entered into by the Company’s operating subsidiaries. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included nil commitments given on behalf of associates as of June 30, 2017 and December 31, 2016 and 134 and 114 commitments given on behalf of joint ventures as of June 30, 2017 and December 31, 2016, respectively.

Non-cancellable operating leases

Non-cancellable operating leases mainly relate to commitments for the long-term use of various facilities, land and equipment belonging to third parties.

Capital expenditure commitments

Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.

Other commitments

Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.

Commitments to sell

In addition to the commitments presented above, the Company has firm commitments to sell natural gas and electricity for 279 and 366 as of June 30, 2017 and December 31, 2016, respectively.

NOTE 14 – CONTINGENCIES

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 8.2 to the consolidated financial statements for the year ended December 31, 2016.

Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a provision for the potential outcome of these cases.

In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reliably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.

In a limited number of ongoing cases, the Company is able to make a reliable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the amount recorded as a loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reliable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Tax claims

Brazil

In 2011, SOL Coqueria Tubarão S.A. received 21 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value-added tax) in the total amount of 35 relating to a tax incentive (INVEST) used by the Company. The dispute concerns the definition of fixed assets. In August 2015, the administrative tribunal of first instance upheld 21 of the tax assessments, while also issuing decisions partially favorable to the Company in two of the cases. In September 2015, ArcelorMittal Tubarão filed appeals with respect to each of the administrative tribunal’s decisions. As of May 2017, there have been final unfavorable decisions at the administrative tribunal level in 15 of the 21 cases, each of which ArcelorMittal Tubarão is appealing to the judicial instance. The other six cases are pending decision from the third administrative tribunal.

For over 18 years, ArcelorMittal Brasil has been challenging the basis of calculation of the Brazilian Cofins and Pis social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the Cofins and Pis taxes are calculated). ArcelorMittal Brasil subsequently deposited the disputed amount in judicial escrow. The principal amount of the deposit bears interest at a rate applicable to judicial escrow deposits and was 54 as of June 30, 2017. In March 2017, the Supreme Court decided a separate case, not involving ArcelorMittal Brasil, on the same subject in favor of the relevant taxpayers. Such separate Supreme Court decision, which is of binding precedential value with respect to all similar cases, including those of ArcelorMittal Brasil, is subject to appeal by the Federal Revenue Service.

In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the Company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to December 2013. The amount claimed totals 55. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014. In March 2015, there was a further unfavorable decision at the second administrative level. Following the conclusion of this proceeding at the administrative level, the Company received the tax enforcement notice in December 2015 and filed its defense in February 2016. In April 2016, ArcelorMittal Comercializadora de Energia received an additional tax assessment in the amount of 79, regarding the same matter, for infractions which allegedly occurred during the 2014 to 2015 period, and filed its defense in May 2016. In May 2017, there was a further unfavorable decision at the second administrative level in respect of the tax assessment received in April 2016. In June 2017, ArcelorMittal Comercializadora de Energia filed an appeal to the second administrative instance.

On April 25, 2016, ArcelorMittal Brasil received a tax assessment in relation to (i) the amortization of goodwill resulting from Mittal Steel’s mandatory tender offer to the minority shareholders of Arcelor Brasil following Mittal Steel’s merger with Arcelor in 2007 and (ii) the amortization of goodwill resulting from ArcelorMittal Brasil’s acquisition of CST in 2008. While the assessment, if upheld, would not result in a cash payment as ArcelorMittal Brasil did not have any tax liability for the fiscal years in question (2011 and 2012), it would result in the write-off of 292 worth of ArcelorMittal Brasil’s net operating loss carryforwards and as a result could have an effect on net income over time. In May 2016, ArcelorMittal Brasil filed its defense which was not accepted at the first administrative instance. On March 10, 2017, ArcelorMittal Brasil filed an appeal to the second administrative instance.

Competition/Antitrust claims

Romania

In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefitted from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid in April 2012. The European Commission announced on June 12, 2015 that electricity supply contracts signed by Hidroelectrica with certain electricity traders and industrial customers (including the one entered by ArcelorMittal Galati) did not involve state aid within the meaning of the EU rules. In March 2017, the European Commission’s decision was officially published. As no challenge was filed within two months of publication, the decision has become definitive.

Germany

In the first half of 2016, the German Federal Cartel Office carried out unannounced investigations of ArcelorMittal Ruhrort GmbH and ArcelorMittal Commercial Long Deutschland GmbH following alleged breaches of antitrust rules concerning (i) collusion regarding scrap and alloy surcharges from the 1990s through November 2015 and (ii) impermissible exchanges of sensitive information between competitors since early 2003. ArcelorMittal Ruhrort GmbH and ArcelorMittal Commercial Long Deutschland GmbH are cooperating with the German Federal Cartel Office. ArcelorMittal is unable to assess the outcome of these proceedings or the amount of its potential liability, if any. In March 2017, the Federal Cartel Office formally notified ArcelorMittal SA, ArcelorMittal Commercial Sections SA and certain other parties that they are also being included in the investigation.

Other legal claims

Minority shareholder claims regarding the exchange ratio in the second-step merger of ArcelorMittal into Arcelor

ArcelorMittal is the company that results from the acquisition of Arcelor by Mittal Steel N.V. in 2006 and a subsequent two-step merger between Mittal Steel and ArcelorMittal and then ArcelorMittal and Arcelor. Following completion of this merger process, several former minority shareholders of Arcelor or their representatives brought legal proceedings regarding the exchange ratio applied in the second-step merger between ArcelorMittal and Arcelor and the merger process as a whole.

ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and that the exchange ratio and merger process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

Set out below is a summary of ongoing matters in this regard. Several other claims brought before other courts and regulators were dismissed and are definitively closed.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law. They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of approximately 192. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. The judgment was appealed in May 2012. By judgment dated February 15, 2017, the Luxembourg Court of Appeal declared all but one of the plaintiffs’ claims inadmissible, remanded the proceedings on the merits to the lower court with respect to the admissible claimant and dismissed all other claims. In June 2017, the plaintiffs filed an appeal of this decision to the Court of Cassation.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association des Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed (on grounds similar to those in the Luxembourg proceedings summarized above) inter alia damages in a nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris have been stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at approximately 262), including those who filed the claims before the Luxembourg courts described (and quantified) above.